SUBSCRIPTION AGREEMENT

EqualityMD, LLC, a Virginia limited liability company (the "Company"), is offering SAFE (Simple Agreement for Future Equity) investment interests of the Company to investors in a Regulation Crowdfunding offering (the "Offering"), through its co-offeror special purpose vehicle EqualityMD CF SPV 2022, LLC (the "SPV").

The undersigned subscribes for and agrees to an aggregate investment amount of _____ (the "Investment Amount"), on the terms and conditions hereinafter set forth and as set forth in the accompanying documentation, including the SAFE and the SPV operating agreement. The undersigned acknowledges and understands that it is subscribing to a number of limited liability company units in the SPV entity and that the SPV will be the owner and holder of the SAFE that is issued by the Company.

The undersigned acknowledges and understands that the net proceeds to the Company will be used as set forth in the offering materials (as supplemented or amended from time to time) (the "Offering Materials") available to the undersigned on the company offering page at https://roundhere.co/equalitymd). The undersigned has reviewed and considered all disclosures and matters discussed in the Company's offering memorandum and disclosures in connection with the Offering.

The undersigned understands that this investment is speculative and involves a high degree of risk. The undersigned understands that this offering is made in reliance upon an exemption from registration provided by the United States' Securities Act of 1933, as amended (the "Securities Act"), as set forth in Section 4(a)(6) and in accordance with Section 4A and Regulation Crowdfunding (Section 227.100 et seq.). The undersigned represents and warrants to the Company, the SPV, and Round Here, LLC (the "Intermediary") and intends that the Company, the SPV, and the Intermediary rely upon these representations and warranties for the purpose of establishing the acceptability of this subscription offer, as follows:

1 . The undersigned is familiar with and fully understands the nature and the risks of an investment of this type, the factors described in the Offering Materials and this Subscription Agreement, the tax consequences of such an investment, is capable of bearing the financial risk, and can afford the total loss of the investment amount.

2. The undersigned has received, reviewed, and understood the Offering Materials. The undersigned has had the opportunity to consult with independent legal, financial, accounting, tax, and other advisors regarding the information in the Offering Materials and this investment. The undersigned understands that nothing in the SAFE, the SPV documentation, the Offering Materials, or any other materials related to this offering contains or constitutes legal, tax, or investment advice.

3. The undersigned is purchasing this investment for his, her, or its own account, for investment only, and not with any plan for the distribution or resale to anyone else.

4. The undersigned understands that (a) no state or federal governmental authority has made any finding or determination about this offering or concerning its merits, and (b) this offering nor the offered securities are registered under the Securities Act or any other securities laws, and (c) the SAFE is offered and sold in reliance upon exemptions from such securities laws. The undersigned acknowledges that the Company has disclosed in writing that the transferability of the securities in this offering is very limited and that each purchaser must bear the entire economic risk for an indefinite period and that during the period of this offering and for twelve months from the date of the last sale in the Offering, any permitted resales must be subject to Rule 501(a) of Regulation Crowdfunding (Section 227.501(a)). The undersigned further agrees that it will have no right to require the Company to register any securities offered hereunder.

5. The undersigned agrees that not to directly or indirectly offer, sell, pledge, transfer, or otherwise dispose of (or solicit any offers to buy, purchase, acquire, or take a pledge of) the offered securities except in compliance with the terms of the SAFE, the SPV operating agreement, and the Securities Act and Rule 501(a) of Regulation Crowdfunding (Section 227.501(a)) thereunder.

6. The undersigned acknowledges that the Company has provided the opportunity to ask questions and receive answers concerning the Company, the SAFE, the SPV operating agreement, the Offering Materials, this Subscription Agreement, and any other information provided by the Company to the undersigned. The undersigned acknowledges and accepts the responsibility to inquire of the Company concerning facts that deemed material to its investment decision.

7 . Based on sufficient information and analysis, the undersigned has been able to make an informed decision to subscribe and invest in this offering.

8. The undersigned has not relied on any representation of the Intermediary, or the SPV manager regarding any return on investment, assurances, accuracy of any statements or information in the Offering Materials, or other matters related to the offering.

9. The undersigned does not have an overall commitment to investments that are not readily marketable that is disproportionate to its net worth, and its investment in this offering will not cause such an excessive overall commitment. The undersigned also has adequate net worth to sustain a complete loss of its investment. The undersigned has no need for liquidity in this investment.

10. There are restrictions on an investor's ability to cancel its investment commitment and obtain a return of its investment. The undersigned may cancel its investment commitment for any reason up to 48 hours after the Company's acceptance of this Subscription Agreement by its execution of the signature page. If the undersigned has not canceled its investment commitment within that 48 hours, the subscription shall be irrevocable.

11. The undersigned is either (a) an "accredited investor" as defined in Rule 501(a) of Regulation D promulgated under the Securities Act, or (b) the undersigned's investment hereunder, together with any other investments made in any Regulation Crowdfunding offering during the preceding 12-month period does not exceed: (i) the greater of $2,200 or 5 percent of the greater of the investor's annual income or net worth if either the investor's annual income or net worth is less than $107,000; or (ii) 10 percent of the greater of the investor's annual income or net worth, not to exceed an amount sold of $107,000, if both the investor's annual income and net worth are equal to or more than $107,000.

12. The undersigned's principal residence (or principal office in the case of a business enity or trust) was and is as provided by the undersigned to the Intermediary.

13. The undersigned agrees that, notwithstanding the place where this agreement and related offering documentation may be executed by any of the parties, all the terms and provisions hereof shall be construed in accordance with and governed by the laws of the Commonwealth of Virginia, without regard to conflicts of laws principles.

14. The undersigned acknowledges that any legal counsel for the Company is legal counsel solely for the Company and not for the undersigned and that any legal counsel for the Intermediary is legal counsel solely for the Intermediary.

15. The undersigned acknowledges that the Company's offered investment is speculative and agrees that no guarantees have been made by the Company or the Intermediary or any of their respective agents, managers, members, employees, attorneys, accountants, or affiliates, about any return on investment or the future financial performance of the Company. The undersigned is not relying upon any guarantee of the Company, the Intermediary, or any of their respective agents, managers, members, employees, attorneys, accountants, or affiliates.

16. The undersigned understands that the investment documents include a provision obligating the undersigned to submit disputes to mandatory binding arbitration.

The undersigned recognizes that the Company shall have the right to reject this subscription for any reason, in whole or in part, and return the subscription proceeds without interest. This Subscription Agreement shall be deemed to be accepted by the Company only when it is signed by an authorized representative of the Company. The undersigned agrees to indemnify and hold harmless the Company and its managers, members, employees, agents, representatives, and affiliates, and any person acting on behalf of the Company, including, without limitation, the Intermediary and persons affiliated with the Intermediary, from and against any and all damage, loss, liability, cost and expense (including reasonable attorneys' fees) relating to any misrepresentation or breach by the undersigned herein or in any other document provided by the undersigned to the Company or its representatives.

[the next page is the signature page]

IN WITNESS WHEREOF, the undersigned have executed this Subscription Agreement, agreeing to all terms herein and all terms of the SAFE and the SPV operating agreement.

INVESTOR
Investor Legal Name: _____

Signature of Investor: _____

Title: _____

Date Signed: _____

Tax ID: _____

Street Address: _____

City, State, Zip: _____

Phone Number: _____

Email Address: _____

This Subscription Agreement is accepted by the Company as of the Effective Date below.

Effective Date: _____

COMPANY: EqualityMD, LLC

By: _____
Printed: Justin Ayars
Title: CEO

Effective Date: _____

SPV and CO-ISSUER: EqualityMD CF SPV 2022, LLC

By: _____
Printed: Brian Rauls
Title: Manager